Exhibit 10(f)

FIRST AMENDMENT TO GUARANTEE

THIS FIRST AMENDMENT TO GUARANTEE (this "Amendment") is made and entered into this 2nd day of October, 2002 by FPL GROUP CAPITAL INC, a Florida corporation (the "Guarantor"), with the consent and acknowledgement of North Jersey Energy Associates, A Limited Partnership (the "Guaranteed Party") amends that Guarantee, dated as of October 2, 2002 (the "Guarantee"), by the Guarantor in favor of the Guaranteed Party.

WHEREAS, it was the intent of all parties to the Guarantee that the defined term "Obligations" thereunder include "Buyer's Cover Cost" not "Seller's Cover Cost" (as drafted), and hence this Amendment memorializes that intent and corrects this technical drafting error.

NOW THEREFORE, in consideration of the foregoing, Guarantor agrees as follows:

1. Obligations. Clause (A) in Section 1 of the Guarantee is restated in its entirety as follows:

(A) any Buyer's Cover Costs and

IN WITNESS WHEREOF, the Guarantor has caused this Amendment to be executed and delivered this Amendment by its duly authorized officer as of the date first above written.

FPL GROUP CAPITAL INC

By: PAUL I CUTLER
           Name: Paul I. Cutler
           Title: Treasurer

Acknowledged and Agreed:
NORTH JERSEY ENERGY ASSOCIATES,
A Limited Partnership

By: Northeast Energy, LP, its General Partner

By: ESI Northeast Energy GP, Inc., its Administrative Partner

By: NATHAN E HANSON
           Name: Nathan E. Hanson
           Title: Director